SONIDA SENIOR LIVING, INC.

October 23, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sonida Senior Living, Inc.

Registration Statement on Form S-3, as amended (File No. 333-273716)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Sonida Senior Living, Inc. (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement be accelerated to 3:00 p.m., Central Time, on Wednesday, October 25, 2023, or as soon as practicable thereafter.

Please notify Paul S. Conneely of Norton Rose Fulbright US LLP, counsel to the Company, at (214) 855-7478 upon the effectiveness of the Registration Statement or if you have any questions regarding this request.

Very truly yours,

SONIDA SENIOR LIVING, INC.

By:	/s/ David R. Brickman
Name:	David R. Brickman
Title:	Senior Vice President,
General Counsel and Secretary